Form 51-102F3

MATERIAL CHANGE REPORT
UNDER NATIONAL INSTRUMENT 51-102

Item 1.	Reporting Issuer:

Nevsun Resources Ltd. (the “Company”) 760 - 669 Howe Street Vancouver, BC V6C 0B4

Item 2.	Date of Material Change:

December 2, 2013

Item 3.	News Release:

A news release with respect to this material change report was issued by the Company on December 2, 2013 through CNW Newswire and filed on the System for Electronic Document Analysis and Retrieval (SEDAR).

Item 4.	Summary of Material Change:

The Company announced that the Bisha Mine in Eritrea has reached commercial production for the copper expansion with the successful commissioning of its flotation plant.

Item 5.	Full Description of Material Change:

The Company announced that the Bisha Mine in Eritrea has reached commercial production for the copper expansion with the successful commissioning of its flotation plant. Since commissioning commenced in early Q3, the operation has produced approximately 60,000 tonnes of copper concentrate and is on track to meet guidance of 30 to 50 million pounds of copper production in 2013.

In the past month the plant has been achieving over 80% of its targeted metrics of feed grade, recovery rates, and copper produced in concentrate. The transportation logistics from site to Massawa port are working well and Bisha has made three ocean shipments totalling approximately $60 million in value, with another ship loading this week in Massawa.

Pre-commercial production sales proceeds and production costs to date, including mining, processing and general and administrative costs directly attributable to the project, will be capitalized against the build cost. The build cost of the copper plant and infrastructure was approximately $110 million, compared to a budget of $125 million.

Item 6.	Reliance on Subsection 7.1(2) of National Instrument 51-102:

This Report is not being filed on a confidential basis.

Item 7.	Omitted Information:

No information has been omitted.

Item 8.	Executive Officer:

Cliff T. Davis, President & Chief Executive Officer Telephone: (604) 623-4700

Item 9.	Date of Report:

December 2, 2013